Filed by Life Storage, Inc.

(Commission File No. 001-13820)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Life Storage, Inc.

(Commission File No. 001-13820)

The following documents were issued to employees of Life Storage, Inc. (“Life Storage”) on April 3, 2023.

LSI—EXR Employee Letter

Life Storage Team,

This morning we announced that we have entered into a definitive agreement to combine with Extra Space Storage in an all-stock transaction that will create a scaled and diversified self-storage leader.

We are incredibly excited about this transaction and the bright future we see ahead for the combined company. Extra Space is one of the most well-known brands in the self-storage industry. Headquartered in Salt Lake City, Utah, Extra Space currently owns or operates over 2,300 self-storage stores across the country. Extra Space and Life Storage operate in similar markets and share similar business models, values and a customer-centric mindset. We have long admired their business and their team, and we are confident that they are the right partner for Life Storage’s next chapter.

The combination with Extra Space will create an industry leader with more than 3,500 properties, including a significant footprint in key growth markets. Bringing together our leading third-party management and joint venture platforms will provide the combined company with a robust, built-in pipeline for continued, low-cost growth. Combining our leading technology solutions with Extra Space’s will position us to drive efficiencies and deliver best-in-class customer service. Together, we will be able to serve more customers across the country and offer the most seamless, secure and flexible customer experience in the industry.

This transaction is about growth—both for our business and for our team. Extra Space is partnering with us because they recognize the significant progress we have made in transforming our portfolio and building a leading operating platform. They also recognize that our achievements are due to the strength of our team. With Extra Space, we expect to create new and exciting opportunities for many members of our team as we grow our business together.

As we work to complete the transaction, we will establish a team that will include leaders from both companies to develop a detailed and thoughtful integration plan to bring our companies together and make the post-closing transition as seamless as possible. It is still early in the process, and there are many details to be worked through as we develop these plans. We are committed to being transparent and will keep you informed throughout this process.

Until the transaction closes, which we expect will occur in the second half of 2023, it is business as usual. There will be no changes to our operations, and our focus should remain on executing against our objectives so we can provide exceptional customer service. Attached to this email is an FAQ containing answers to some initial questions you may have about this transaction. As always, if you have additional questions, please reach out to your manager.

We expect this announcement will generate interest from the media. It is very important we speak with one voice, consistent with company policy. If you receive inquiries from outside parties, please do not respond and forward them to our Chief Financial Officer, Alex Gress.

On behalf of our Board and management team, thank you for your continued hard work and dedication to Life Storage. This milestone is a testament to your unrelenting commitment to our business and customers. I hope you share our enthusiasm as we embark on this exciting next chapter.

Sincerely,

Joe

Forward Looking Statements

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Extra Space and Life Storage operate as well as beliefs and assumptions of Extra Space and Life Storage. Such statements involve uncertainties that could significantly impact Extra Space’s or Life Storage’s financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Extra Space or Life Storage expects or anticipates will occur in the future—including statements relating to any possible transaction between Extra Space and Life Storage, acquisition and development activity, disposition activity, general conditions in the geographic areas where Extra Space or Life Storage operate, and Extra Space’s and Life Storage’s respective debt, capital structure and financial position—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Extra Space and Life Storage believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Extra Space nor Life Storage can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Extra Space’s and Life Storage’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Extra Space’s and Life Storage’s management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that Life Storage’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected;

(viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Extra Space and Life Storage to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Extra Space common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets and interest rates; (xiv) increased or unanticipated competition for Extra Space’s or Life Storage’s properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that Extra Space and Life Storage maintain and their credit ratings; (xviii) environmental uncertainties, including risks of natural disasters; (xix) risks related to the coronavirus pandemic; and (xx) those additional factors discussed under Part I, Item 1A. Risk Factors in Extra Space’s and Life Storage’s respective Annual Reports on Form 10-K for the year ended December 31, 2022. Neither Extra Space nor Life Storage undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Extra Space intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Extra Space and a joint proxy statement of Extra Space and Life Storage (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Extra Space’s stockholders and Life Storage’s stockholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Extra Space and Life Storage with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Extra Space with the SEC will be available free of charge on Extra Space’s website at www.extraspace.com or by contacting Extra Space’s Investor Relations at info@extraspace.com. Copies of the documents filed by Life Storage with the SEC will be available free of charge on Life Storage’s website at www.lifestorage.com or by contacting Brent Maedl with Life Storage’s Investor Relations department at bmaedl@lifestorage.com or by calling (716) 328-9756.

Participants in the Solicitation

Extra Space and Life Storage and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Extra Space is available in the Extra Space proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 5, 2022. Information about directors and executive officers of Life Storage is available in the Life Storage proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 14, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Extra Space and Life Storage as indicated above.

No Offer or Sale

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

LSI—EXR Employee FAQ

1.	What was announced?

•

We announced that Extra Space Storage and Life Storage have entered into a definitive agreement under which Extra Space will acquire Life Storage in an all-stock transaction, creating a scaled and diversified self-storage leader.

•

We are incredibly excited about this transaction and the bright future we see ahead for the combined company. The combination will create an industry leader with more than 3,500 properties, including a significant footprint in key growth markets. Together with Extra Space, we will be able to serve more customers across the country and offer the most seamless, secure and flexible customer experience in the industry.

•	At the heart of it, this transaction is about growth—both for our business and for our team.

2.	Why Extra Space?

•

Following a deliberate and comprehensive review, the Board unanimously determined that the transaction with Extra Space maximizes value today and is the transaction most likely to deliver superior long-term returns for our shareholders.

•

Given the complementary nature of our business models, footprints and growth platforms, we are confident that a combined Extra Space and Life Storage will be best positioned to drive enhanced profitable growth and build upon both companies’ long track record of industry-leading returns to shareholders.

•	We are excited about the combination and confident it represents the best path forward for our business, our team and our shareholders.

3.	What does this transaction mean for employees?

•

Extra Space is partnering with us because they recognize our significant progress to transform our portfolio and build a leading operating platform. They also recognize that our achievements are due to the strength of our team.

•	With Extra Space, we expect to create new and exciting opportunities for many members of our team as we grow our business together.

•

Until the transaction closes, which we expect will occur in the second half of 2023, we are operating as normal, and employees should not expect changes to roles or responsibilities as a result of this transaction.

4.	How do the cultures of the companies compare?

•

Extra Space and Life Storage share many of the same values and our cultures are well-aligned. We are both customer-centric organizations grounded in a commitment to innovation and to supporting our employees.

•

As we develop our integration plans, we will focus on combining the best aspects of both organizations to create a culture that empowers each of our employees to deliver their best and advance our shared objective of providing the best customer experience in the industry.

5.	Will my day-to-day responsibilities change? What can employees expect in the interim?

•	We expect this announcement will have no immediate impact on day-to-day operations.

•

Until the transaction closes, which we expect will occur in the second half of 2023, we are operating as normal, and employees should not expect changes to roles or responsibilities as a result of this transaction.

•	We are committed to keeping you updated throughout this process.

6.	Will there be any layoffs as a result of this combination?

•	We just announced this transaction, and there are still many decisions to be made.

•

Over the coming weeks, we will form an integration team comprising members of Life Storage and Extra Space to develop a detailed and thoughtful integration plan to bring our organizations together in order to combine the best of both businesses.

•	Extra Space was attracted to us in large part because they recognize the strength of our team and all that we have accomplished together.

•	We expect to create new and exciting opportunities for many members of our team as we grow our business together.

•

Until the transaction closes, which we expect will occur in the second half of 2023, we are operating as normal, and employees should not expect changes to roles or responsibilities as a result of this transaction.

7.	Will there be any changes to employee salaries, compensation, or benefits as a result of this transaction?

•

Until the transaction closes, which we expect will occur in the second half of 2023, we are operating as normal, and employees should not expect changes to compensation packages or benefits as a result of this transaction.

•

Over the coming weeks, we will form an integration team comprising members of Life Storage and Extra Space to develop a detailed and thoughtful integration plan to bring our organizations together in order to combine the best of both businesses. This will include determining go forward compensation plans.

8.	Who will lead the combined company?

•	Extra Space’s CEO, Joseph Margolis, will serve as CEO of the combined company.

•	While today’s announcement is an important milestone, there are many decisions left to be made.

•	Additional members of the combined company’s leadership team will be communicated as decisions are made.

9.	After the transaction closes, where will the combined company be headquartered? Will we continue to have a presence in Buffalo?

•	The combined company be headquartered in Salt Lake City, Utah.

•	It is still early in the process, and there are many details to be worked through as we develop our integration plans.

•	Like us, Extra Space has embraced a hybrid workplace culture, and we expect the combined company will offer team members opportunities for remote work.

•	We will continue to be transparent and keep you informed as appropriate as the process unfolds.

10.	What will the combined company be called?

•	The combined company will retain the Extra Space Storage name and continue to trade on the New York Stock Exchange under the ticker symbol “EXR” upon completion of the transaction.

•	The combined company will also be headquartered in Salt Lake City.

11.	Will the Life Storage brand change across our stores?

•	It is still early in the process, and there are many details to be worked through as we develop our integration plans.

•	We will continue to be transparent and keep you informed as appropriate as the process unfolds.

12.	How will this merger benefit customers?

•

We are incredibly excited about this transaction and the bright future we see ahead for the combined company. The combination will create an industry leader with more than 3,500 properties, including a significant footprint in key growth markets.

•	Together with Extra Space, we will be able to serve more customers across the country and offer the most seamless, secure and flexible customer experience in the industry.

•

Until the transaction closes, which we expect will occur in the second half of 2023, it is business as usual. There will be no changes to our operations, and our focus should remain on executing against our objectives so we can provide exceptional customer service.

13.	What should employees say if contacted by customers or other third parties about the transaction?

•	You can let customers know that they should expect no near-term changes as a result of this transaction.

•	Until the transaction closes, which we expect to occur in the second half of 2023, we are operating as normal and Life Storage and Extra Space remain separate, independent companies.

•

This means customer current contracts remain in place and unchanged. Even after closing, we expect no near-term changes to Life Storage facilities or the service we provide as a result of this transaction.

•

Over the long-term, by combining Life Storage and Extra Space’s broad footprints, leading technology and operating platforms, we will be able to provide customers with the most seamless and secure storage experience in the industry.

•	Consistent with company policy, if you receive inquiries from outside parties, please do not respond and forward them to our Chief Financial Officer, Alex Gress.

14.	Where can I find additional information? Who can I contact if I have any more questions?

•	We are committed to keeping you updated throughout this process.

•	As we have additional information to share, we will inform employees through our usual communications channels.

•	If you have any further questions, please don’t hesitate to contact your manager.

Forward Looking Statements

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Extra Space and Life Storage operate as well as beliefs and assumptions of Extra Space and Life Storage. Such statements involve uncertainties that could significantly impact Extra Space’s or Life Storage’s financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Extra Space or Life Storage expects or anticipates will occur in the future—including statements relating to any possible transaction between Extra Space and Life Storage, acquisition and development activity, disposition activity, general conditions in the geographic areas where Extra Space or Life Storage operate, and Extra Space’s and Life Storage’s respective debt, capital structure and financial position—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Extra Space and Life Storage believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Extra Space nor Life Storage can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Extra Space’s and Life Storage’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Extra Space’s and Life Storage’s management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that Life Storage’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Extra Space and Life Storage to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Extra Space common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets and interest rates; (xiv) increased or unanticipated competition for Extra Space’s or Life Storage’s properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that Extra Space and Life Storage maintain and their credit ratings; (xviii) environmental uncertainties, including risks of natural disasters; (xix) risks related to the coronavirus pandemic; and (xx) those additional factors discussed under Part I, Item 1A. Risk Factors in Extra Space’s and Life Storage’s respective Annual Reports on Form 10-K for the year ended December 31, 2022. Neither Extra Space nor Life Storage undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Extra Space intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Extra Space and a joint proxy statement of Extra Space and Life Storage (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Extra Space’s stockholders and Life Storage’s stockholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Extra Space and Life Storage with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Extra Space with the SEC will be available free of charge on Extra Space’s website at www.extraspace.com or by contacting Extra Space’s Investor Relations at info@extraspace.com. Copies of the documents filed by Life Storage with the SEC will be available free of charge on Life Storage’s website at www.lifestorage.com or by contacting Brent Maedl with Life Storage’s Investor Relations department at bmaedl@lifestorage.com or by calling (716) 328-9756.

Participants in the Solicitation

Extra Space and Life Storage and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Extra Space is available in the Extra Space proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 5, 2022. Information about directors and executive officers of Life Storage is available in the Life Storage proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 14, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Extra Space and Life Storage as indicated above.

No Offer or Sale

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.